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As filed with the Securities and Exchange Commission on January 14, 2004

Registration No. 333-108958

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CompuDyne Corporation
(Exact name of registrant as specified in its charter)

Nevada	23-1408659
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7249 National Drive
Hanover, Maryland 21076
(410) 712-0275

(Address, including zip code, and
telephone number, including area code,
of registrant's principal executive offices)

Geoffrey F. Feidelberg
Chief Financial Officer
CompuDyne Corporation
7249 National Drive
Hanover, Maryland 21076
(410) 712-0275

(Name, address, including zip code, and
telephone number, including area code,
of agent for service)

Copies to:
Brian D. Doerner, Esq.	C. Craig Bradley, Jr.
Ballard Spahr Andrews & Ingersoll, LLP	Stites & Harbison, PLLC
1735 Market Street, 51st Floor	400 West Market Street, Suite 1800
Philadelphia, Pennsylvania 19103	Louisville, Kentucky 40202
(215) 665-8500	(502) 587-3400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement, all of which shall be borne by us. All of the expenses listed below, except the SEC registration fee and the NASD filing fee, represent estimates only.

Estimated
SEC registration fee	$3,256
NASD filing fee	$4,525
Trustee fees	$5,000
Printing and engraving expenses	$100,000
Accounting fees and expenses	$75,000
Legal fees and expenses	$160,000
Miscellaneous fees and expenses	$4,719

Total	$352,500

Item 15. Indemnification of Directors and Officers.

        Reference is made to the provisions of Article Tenth of CompuDyne's articles of incorporation, and the provisions of Article VII of CompuDyne's bylaws, as amended.

        CompuDyne is a Nevada corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Nevada (the "Nevada Corporation Law"). Section 78.7502(1) of the Nevada Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of CompuDyne, or are or were serving at the request of CompuDyne in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person's service in any such capacity. In the case of actions brought by or in the right of CompuDyne, Section 78.7502(2) provides for indemnification of expenses, and for indemnification for any claim, issue or matter as to which a person has been adjudged to be liable to the corporation only upon a determination by the court in which such action or suit was brought or other court of competent jurisdiction that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

        CompuDyne's bylaws provide for indemnification of its directors, officers, employees and such other persons specified in Section 78.7502 of the Nevada Corporation Law to the same extent as set forth in Section 78.7502 of the Nevada Corporation Law.

        Article Tenth of CompuDyne's articles of incorporation provides that no director will be personally liable to CompuDyne or its stockholders for monetary damages for any breach of fiduciary duty as a director other than liability for any breach of such director's duty of loyalty to CompuDyne or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law or, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 78.300 of the Nevada Corporation Law.

        The provision of Nevada corporation law that provides for the limitations upon director liability referred to above was repealed effective as of July 1, 2001. Effective that same date, Nevada corporation law provides, subject to limited exceptions, that a director or officer is not individually liable to the corporation or its security holders for damages unless it is proven that (a) the director's or officer's act or failure to act constituted a breach of fiduciary duty as a director or officer, and (b) such breach involved intentional misconduct, fraud or a knowing violation of law.

        The Company maintains directors and officers liability insurance coverage for its directors and officers.

        The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

Item 16. Exhibits.

Exhibit Number	Description
*1	Form of Underwriting Agreement by and among CompuDyne Corporation, J.J.B. Hilliard, W.L. Lyons, Inc., Morgan Keegan & Company, Inc. and Ferris, Baker Watts, Incorporated.
*4.1	Specimen Common Stock Certificate.
*4.2	Form of Indenture.
*4.3	Specimen Note (included as Exhibit A to the form of Indenture filed as Exhibit 4.2 to this Registration Statement).
5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
10.1	CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees, herein incorporated by reference to our Proxy Statement dated July 17, 2001 for our 2001 Annual Meeting of Stockholders.
10.2
Credit Agreement dated November 16, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (B) to our 8-K filed November 21, 2001.
10.3
First Amendment to Credit Agreement dated December 19, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (C) to our 10-K for the year ended December 3, 2001.
10.4
Second Amendment to Credit Agreement dated April 22, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to our 8-K filed on May 2, 2002.
10.5
Third Amendment to Credit Agreement dated September 30, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10(C) to our 10-K for the year ended December 31, 2002.
10.6
Fourth Amendment to Credit Agreement dated March 21, 2003 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to Registrant's 8-K filed on March 31, 2003.

10.7
Fifth Amendment to the Credit Agreement dated as of June 22, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.1 to our 10-Q for the quarter ended June 30, 2003.
10.8
Sixth Amendment to Credit Agreement dated as of July 15, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.2 to our 10-Q for the quarter ended June 30, 2003.
10.9	1996 Stock Non-Employee Director Plan, herein incorporated by reference to our Proxy Statement dated April 18, 1997 for our 1997 Annual Meeting of Stockholders.
10.10	Stock Option Agreement dated August 21, 1995 by and between Martin A. Roenigk and CompuDyne Corporation, herein incorporated by reference to Exhibit (4.5) to our Form 8-K filed September 5, 1995.
10.11
Seventh Amendment to Credit Agreement dated as of December 19, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, individually and in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.11 to our Amendment No. 2 to this Registration Statement filed December 29, 2003.
*12	Statement re Computation of Ratios.
13.1	Annual Report to Stockholders for the year ended December 31, 2002 herein incorporated by reference to the Form ARS (File No. 0-29798) filed on April 1, 2003.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
*24	Power of Attorney.
*25	Statement of Eligibility of Trustee.

*
Previously filed

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest Annual Report to Stockholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hanover, State of Maryland, on January 14, 2004.

COMPUDYNE CORPORATION
By:	/s/ MARTIN A. ROENIGK
Martin A. Roenigk Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARTIN A. ROENIGK Martin A. Roenigk	Director, Chairman, President and Chief Executive Officer	January 14, 2004
* Philip M. Blackmon	Director and Executive Vice President	January 14, 2004
/s/ GEOFFREY F. FEIDELBERG Geoffrey F. Feidelberg	Chief Financial Officer	January 14, 2004
* William C. Rock	Secretary, Vice President of Accounting and Corporate Controller	January 14, 2004
* Ronald J. Angelone	Director	January 14, 2004
* David W. Clark, Jr.	Director	January 14, 2004
* Wade B. Houk	Director	January 14, 2004

* Bruce A. Kelling	Director	January 14, 2004
* Milliard H. Pryor, Jr.	Director	January 14, 2004
*By:	/s/ GEOFFREY F. FEIDELBERG, as attorney-in-fact Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description
*1	Form of Underwriting Agreement by and among CompuDyne Corporation, J.J.B. Hilliard, W.L. Lyons, Inc., Morgan Keegan & Company, Inc. and Ferris, Baker Watts, Incorporated.
*4.1	Specimen Common Stock Certificate.
*4.2	Form of Indenture.
*4.3	Specimen Note (included as Exhibit A to the form of Indenture filed as Exhibit 4.2 to this Registration Statement).
5	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
10.1	CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees, herein incorporated by reference to our Proxy Statement dated July 17, 2001 for our 2001 Annual Meeting of Stockholders.
10.2
Credit Agreement dated November 16, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (B) to our 8-K filed November 21, 2001.
10.3
First Amendment to Credit Agreement dated December 19, 2001 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10 (C) to our 10-K for the year ended December 31, 2001.
10.4
Second Amendment to Credit Agreement dated April 22, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to our 8-K filed on May 2, 2002.
10.5
Third Amendment to Credit Agreement dated September 30, 2002 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10(C) to our 10-K for the year ended December 31, 2002.
10.6
Fourth Amendment to Credit Agreement dated March 21, 2003 by and among CompuDyne Corporation, its subsidiaries, certain participating lenders and PNC Bank, National Association in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 99 to Registrant's 8-K filed on March 31, 2003.
10.7
Fifth Amendment to the Credit Agreement dated as of June 22, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.1 to our 10-Q for the quarter ended June 30, 2003.
10.8
Sixth Amendment to Credit Agreement dated as of July 15, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.2 to our 10-Q for the quarter ended June 30, 2003.
10.9	1996 Stock Non-Employee Director Plan, herein incorporated by reference to our Proxy Statement dated April 18, 1997 for our 1997 Annual Meeting of Stockholders.
10.10	Stock Option Agreement dated August 21, 1995 by and between Martin A. Roenigk and CompuDyne Corporation, herein incorporated by reference to Exhibit (4.5) to our Form 8-K filed September 5, 1995.

10.11
Seventh Amendment to Credit Agreement dated as of December 19, 2003 by and among CompuDyne Corporation and its subsidiaries, certain participating lenders and PNC Bank, National Association, individually and in its capacity as agent for the lenders, herein incorporated by reference to Exhibit 10.11 to Amendment No. 2 to this Registration Statement filed on December 29, 2003.
*12	Statement re Computation of Ratios.
13.1	Annual Report to Stockholders for the year ended December 31, 2002 herein incorporated by reference to the Form ARS (File No. 0-29798) filed on April 1, 2003.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5).
*24	Power of Attorney.
*25	Statement of Eligibility of Trustee.

*
Previously filed

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Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS